Wefunder Revenue Share

WEFUNDER

Please note: Revenue projections are NOT to be taken as guaranteed. Investing in startups is risky. The company may not achieve these revenue numbers for a number of reasons (for example, see the Risks disclosed in the Form C). Investors should feel free to edit the revenue projections in column H to see how the repayment schedule would be affected.

Please enter inputs in the orange cells

Company name	**Sparrow Interactive LLC**
Total target loan amount	**$105,000**
Multiple for investors	**3.00**
% of revenues	**20%**
Early Bird terms?	**Yes**
Early Bird loan amount	**$55,000**
Early Bird multiple for investors	**3.50**
Year of disbursal	**2021**
Quarter of disbursal	**Q2**
Grace period quarters	1
Quarter repaid	Q1, 2023
Years to repay	2.00
Non Early Bird loan amount	$50,000
Non Early Bird repayment amount	$150,000
Early Bird loan amount	$55,000
Early Bird repayment amount	$192,500
Wefunder Fees loan amount	$0
Wefunder Fees repayment amount	$0
Total loan amount	$105,000
Total repayment amount	$342,500

Quarter	Year	Possible revenue	Loan repayments	Cumulative repayments	Outstanding loan amount
Q2, 2021	2021	**$40,000**	$0	$0	$342,500
Q3, 2021	2021	**$60,000**	$12,000	$12,000	$330,500
Q4, 2021	2021	**$90,000**	$18,000	$30,000	$312,500
Q1, 2022	2022	**$135,000**	$27,000	$57,000	$285,500
Q2, 2022	2022	**$202,500**	$40,500	$97,500	$245,000
Q3, 2022	2022	**$303,750**	$60,750	$158,250	$184,250
Q4, 2022	2022	**$455,625**	$91,125	$249,375	$93,125
Q1, 2023	2023	**$683,438**	$126,964	$342,500	$0

Year	Revenue	Loan repayments	Cumulative repayments	Outstanding loan amount
2021	$190,000	$30,000	$30,000	$342,500
2022	$1,096,875	$219,375	$249,375	$93,125
2023	$683,438	$126,964	$342,500	$0